Exhibit 99.1
China GrenTech Corporation Limited
15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People’s Republic of China
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on December 8, 2008
     NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of China GrenTech Corporation Limited will be held on December 8, 2008 at 10:00 a.m., Beijing time, at our offices located at 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China, for the following purposes:
1.	To re-elect seven directors to serve for the ensuing year or until their successors are elected and duly qualified, or until a director’s earlier death, bankruptcy, insanity, resignation or removal.

2.	To ratify the appointment of KPMG as independent registered public accountants of China GrenTech Corporation Limited for the fiscal year ending December 31, 2008.

3.	To transact such other business as may properly come before the annual general meeting or any adjournment or postponement thereof.
     The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares or American Depositary Shares representing those shares at the close of business on October 28, 2008 are entitled to vote at the annual general meeting and any adjournment or postponement thereof.
FOR THE BOARD OF DIRECTORS
/s/ Yingjie Gao
Yingjie Gao
Chairman of the Board of Directors and
Chief Executive Officer
Shenzhen, China
November 4, 2008
YOUR VOTE IS IMPORTANT
To ensure your representation at the annual general meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope.

China GrenTech Corporation Limited
15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People’s Republic of China
2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on December 8, 2008
General
     We are soliciting proxies on behalf of our board of directors for use at the annual general meeting of shareholders to be held on December 8, 2008 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China.
     This proxy statement is available to shareholders beginning on November 4, 2008 and the form of proxy are first being mailed to shareholders on or about November 4, 2008.
Revocability of Proxies
     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Ms. Rong Yu, our Chief Financial Officer and a director, if you hold our ordinary shares, or to Citibank, N.A. if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.
Record Date, Share Ownership and Quorum
     Shareholders of record at the close of business on October 28, 2008 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of December 31, 2007, 614,064,000 of our ordinary shares, par value US$0.00002 per share, were issued and outstanding, which included one registered holder of American Depositary Receipts evidencing 14,942,560 ADSs. The presence of at least two ordinary shareholders in person or by proxy representing not less than a majority in nominal value of the total issued ordinary shares will constitute a quorum for the transaction of business at the annual general meeting. Citibank, N.A., as depositary for the ADSs, will represent all ordinary shares underlying ADSs for the sole purpose of establishing a quorum, if requested by us in writing.
Voting and Solicitation
     Each share outstanding on the record date is entitled to one vote. Voting by holders of ordinary shares at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot vote at such meeting.

     The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on our company’s website at http://www.grentech.com.cn under the heading “Investor.”
Voting by Holders of Ordinary Shares
     When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted “FOR” proposals 1 and 2 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.
Voting by Holders of American Depositary Shares
     Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the delivery of a signed and completed ADR Voting Instruction Card as instructed therein, Citibank, N.A. will endeavor, to the extent practicable, to vote or cause to be voted the amount of shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request, as follows: (a) in the event of voting by show of hands, each shareholder has one vote irrespective of the number of shares held by such person; and (b) in the event of poll voting, each shareholder has an amount of votes equal to the number of shares held as of the applicable record date.
     In the event voting takes place by show of hands, Citibank, N.A. will instruct the custodian to vote all ordinary shares on deposit with the custodian in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions. In the event voting takes place by poll, the depositary will instruct the custodian to vote the ordinary shares on deposit with the custodian in accordance with the voting instructions received from the holders of ADSs, and ordinary shares on deposit with the custodian for which no timely voting instructions have been received will not be voted (but all ordinary shares on deposit with the custodian will be represented at the meeting for quorum purposes if any timely voting instructions have been received from holders).
     Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the shares represented by the ADSs, only Citibank, N.A. may vote those shares at the annual general meeting. You should return your properly completed ADR Voting Instruction Card to Citibank, N.A. prior to 10 a.m., Eastern Standard Time, on December 1, 2008, which is the last date by which voting instructions may be received by Citibank, N.A.
     Citibank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.
Deadline for Shareholder Proposals
     Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2009 annual general meeting must be received by May 8, 2009 at 15th Floor, Block A,

Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China, and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

PROPOSAL 1
ELECTION OF DIRECTORS
     The board of directors has nominated all of our seven current directors for re-election at the 2008 annual general meeting. Each director to be elected will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Our Articles of Association does not currently limit the maximum number of directors. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.
     Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the seven nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.
     The names of the nominees, as well as our other current executive officers, their ages as of December 31, 2007 and the principal positions with China GrenTech held by them are as follows:

Name	Age	Position
Yingjie Gao	52	Chairman of the Board and Chief Executive Officer
Kunjie Zhuang	71	Director and Chief Technology Officer
Rong Yu	43	Director, Chief Financial Officer and Principal Accounting Officer
Liping Mao	42	Director and Vice President
Cuiming Shi	67	Independent Director
Xiaohu You	45	Independent Director
Kin Kwong Mak	46	Independent Director (Audit Committee financial expert)
Tianwen Ding	51	Vice President
Qi Wang	42	Vice President
Qingchang Liu	40	Vice President
Guanyu Huang	42	Vice President
     Directors Nominated for Election at the Annual General Meeting
     Yingjie Gao has served as the chairman of our board of directors and our chief executive officer since our inception in 1999. Mr. Gao has over seven years of management experience in the wireless communication network coverage industry and has over 15 years of experience in corporate operations and management in China. Prior to co-founding Shenzhen GrenTech in 1999, Mr. Gao was the chairman and general manager of Shenzhen Tomorrow Image Design Company Limited, a company that provides corporate image consulting services to corporations, from 1993 to 1999. Mr. Gao graduated from Jilin Correspondence College in 1983.
     Kunjie Zhuang has served as a director and our chief technology officer since our inception in 1999. Professor Zhuang has over 46 years of experience in RF technology research and development and over 15 years of experience in the commercialization of RF technology. He is a well-recognized expert in RF technology in China. Prior to co-founding Shenzhen GrenTech in 1999, Professor Zhuang was the director of Microwave Technology Discipline since 1973 at Southeast University in China. Professor Zhuang received his bachelor’s degree in radio technology from Southeast University in 1958.

     Rong Yu has served as a director of our company since December 2001. Ms. Yu was the manager of our finance and accounting department when she joined our company in 1999. In 2003, she became our financial controller and vice president in charge of our financial management and accounting matters. In August 2005, she became our chief financial officer. Before joining us in 1999, Ms. Yu taught industrial accounting at Anhui Textiles School after receiving a bachelor’s degree in industrial accounting from Anhui College of Trade and Finance in 1987. She has also previously served as finance manager for two other companies.
     Liping Mao has served as a director of our company since March 2006. He has also served as our vice president responsible for sales and marketing since June 2004. Mr. Mao has 18 years of sales and marketing experience in electronics and telecommunications products. Mr. Mao joined our company in August 2000. He graduated from People’s University of China in 1987 with a bachelor’s degree in law.
     Cuiming Shi has served as a director of our company since March 2006. Mr. Shi graduated in 1963 from the Department of Management Engineering at the Beijing University of Posts and Telecommunications. From 1983 to 1987, Mr. Shi served as Deputy Director of the Department of Postal Economic Research and as Deputy Director General of the Bureau of Finance of the Ministry of Posts and Telecommunications. From 1987 to 1997, he was Director General of the Bureau of Finance, Director General of the Department of Operations and Finance, and Director General of the Department of Finance for the Ministry of Posts and Telecommunications. He was previously the Chairman of the board of directors and the chief executive officer of China Mobile (Hong Kong) Limited, a company listed on the Hong Kong Stock Exchange and the New York Stock Exchange, and an executive director and executive vice-president of China Unicom Limited, a company listed on the Hong Kong Stock Exchange and the New York Stock Exchange. He is currently a consultant to CITIC Pacific Limited and the chairman of CITIC Telecom 1616 Ltd.
     Xiaohu You has served as a director of our company since November 2004. He has been the director of the radio engineering department of Southeast University since 1996. Professor You currently also serves as the head of the National 3G Mobile Communications General Group, the head of the National Fourth General Mobile Communications General Research Group and the Director of the Mobile Communications Laboratory, each at Southeast University in China. Professor You received his bachelor’s, master’s and doctorate degrees from Southeast University in 1982, 1985 and 1988 respectively.
     Kin Kwong Mak has served as a director of our company since November 2004. Mr. Mak is a fellow member of the Association of Chartered Certified Accountants and a fellow of the Hong Kong Institute of Certified Public Accountants. He is also a managing director of venFUND Investment Management (Shenzhen) Limited. Mr. Mak was previously a partner of Arthur Andersen and a managing partner of Arthur Andersen’s offices in Shenzhen and Guangzhou China from 1992 to 2001.

     Other Current Executive Officers (not subject to proposal 1)
     Tianwen Ding is a vice president of our company, responsible for overseeing our manufacturing, quality control and supply lines departments. Mr. Ding was a director at the microwave research division of the No. 54 division of the former PRC Ministry of Electronics Industry and the general manager of Shenzhen Sed Communications Company Limited before he joined our company in April 2000. Mr. Ding graduated from the Radio and Electronics department of Tsinghua University in 1982 with a bachelor’s degree in engineering and received his master’s degree in engineering from China Communication Inspection and Control Research Institute in 1985.
     Qi Wang is a vice president of our company, responsible for overseeing the operation of our human resources department and our head office general affairs department. Between 1988 and 1999, Mr. Wang was a department head of China Shenzhen Foreign Trade Group Corp. Ltd. and an assistant to the general manager of Shenzhen Baoren Marketing Co., Ltd. He joined our company in July 1999. Mr. Wang graduated with a bachelor’s degree in economics from Beijing University of International Economics and Business in 1988.
     Qingchang Liu is a vice president of our company, responsible for our corporate finance activities. Mr. Liu has 15 years of experience in finance, securities trading and corporate reorganizations and was involved in the corporate restructuring of, and raising capital for, a number of companies listed on the PRC domestic stock exchanges and the Hong Kong Stock Exchange. Mr. Liu graduated from China College of Finance in July 1991 with a bachelor’s degree in economics. He obtained a master’s degree in economics from Shenzhen University in June 2003. Mr. Liu joined our company in June 2000.
     Guanyu Huang is a vice president of our company responsible for base station RF business operations. Mr. Huang joined us in October 2000 and previously served as Marketing Manager, Technical Support Manager and Assistant to the President. He studied at Harbin Maritime Engineering College and graduated from the Open University of Hong Kong in December 2001 with a master’s degree in business administration.
     The directors nominated for re-election will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
     Our audit committee recommends, and our board concurs, that KPMG be appointed as our independent registered public accountants for the year ending December 31, 2008.
     In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.
     A representative of KPMG is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.
     The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this Proposal 2.
THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR RATIFICATION
OF THE APPOINTMENT OF
KPMG AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
FOR THE YEAR ENDING DECEMBER 31, 2008.

COMPENSATION REPORT FROM THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS
     Upon the completion of the Company’s initial public offering, the compensation committee consisted of Mr. Yingjie Gao, Professor Kunjie Zhuang, Mr. Kin Kwong Mak, Mr. Cuiming Shi and Professor Xiaohu You. Mr. Mak, Mr. Shi and Professor You satisfy the “independence” requirement of the NASDAQ Marketplace Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. This home country practice of ours was established by our board of directors by reference to similarly situated issuers and differs from Rule 4350(c)(3)(A)(ii) and (B)(ii) of the NASDAQ Marketplace Rules that requires the compensations committees of U.S. companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of our compensation committee. Our compensation committee assists our board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers.
1. General Rule
     The fundamental policy of the board of directors is to provide the Company’s executive officers and employees with competitive compensation opportunities based upon their contribution to the financial success of the Company and their personal performance. Incorporated with various incentive elements, the policy is also intended to be consistent with leading companies in the industry in order to attract and maintain talents to maximize shareholders benefits.
2. Chief Executive Officer’s Compensation
     In determining the compensation of the Company’s current Chief Executive Officer, the committee focuses particularly on the Company’s overall business performance, trading price on NASDAQ, and financial achievements. Accordingly, the compensation committee, with such officer’s concurrence, has determined that it is appropriate to provide the Chief Executive Officer with a base salary and benefit on monthly basis, and the annual bonus which is linked to the Company’s overall business performance. The Chief Executive Officer’s compensation is reviewed by the committee on annual basis, as of December 31, 2007, the Chief Executive Officer’s monthly salary was RMB60,000 before tax.
3. Other executive officers and employees
     For other executive officers and employees, it is the board of directors’ objective to have a substantial portion of their compensation contingent upon our company’s performance, his or her division’s performance, as well as upon his or her own level of performance. Accordingly, the compensation package for such executive officers and employees is comprised of four elements:
     (i) Base Monthly Salary
     The base monthly salary is determined on the basis of the following factors: individual responsibilities, capabilities, achievements and the average salary levels in effect for comparable positions within and without the industry and internal comparability considerations. It is designed primarily to be competitive with salary levels in the industry and to provide basic cost of living, attract and maintain talent.

     (ii) Monthly Benefits
     The monthly benefits include statutory social benefits, incidental injure insurance, various allowance designed upon different working environment and responsibility.
     (iii) Short-term Floating Incentive
     The short-term floating incentive is awarded on monthly basis, and it is calculated on the basis of achievement of certain corporate financial performance goals established for each designated department and individual.
     (iv) Annual Bonus
     Annual bonuses for executives and employees are intended to be used as an incentive to encourage them to perform at a high level or to recognize a particular contribution by an employee. Annual bonuses are earned by each executive officer and employee primarily on the basis of the Company’s achievement of certain corporate financial performance goals, the performance of his or her team, and designated individual achievement.
4. Annual Review
     The compensation committee will review the compensation policy and regulation annually. After taking into account the Company’s situation, the Compensation Committee may enact, amend and, or abolish such policy and regulation under its sole determination.
     As part of its annual review, our Compensation Committee will also review the Chief Executive Officer’s total compensation package.
     Submitted by the Compensation Committee of the Company’s Board of Directors:
Yingjie Gao
Kunjie Zhuang
Kin Kwong Mak
Cuiming Shi
Xiaohu You

AUDIT COMMITTEE REPORT
     During the fiscal year ended December 31, 2007, the audit committee of the Company’s board of directors (the “Audit Committee”) consisted of three non-employee directors, Kin Kwong Mak, Cuiming Shi and Xiaohu You. The Board has determined that all members of the Audit Committee are independent under NASDAQ Marketplace Rule 4350(d)(2)(A) and each of them is able to read and understand fundamental financial statements. The Board has also determined that Mr. Mak qualifies as an “audit committee financial expert” as defined by the rules of the Securities and Exchange Commission and has designated Mr. Mak as the audit committee financial expert for the Company. The Audit Committee operates under a written charter adopted by the board of directors, which is attached to this proxy statement.
     The Audit Committee selects, subject to shareholder ratification, the accounting firm to be engaged as the Company’s independent registered public accountants, currently KPMG.
     The independent registered public accountants are responsible for performing an independent audit of the Company’s consolidated financial statements in accordance with generally accepted auditing standards. Management is responsible for our internal controls and the financial reporting process. The audit committee is responsible for monitoring and overseeing these processes.
     The Audit Committee held four meetings during the fiscal year that ended December 31, 2007. The meetings were designed to facilitate and encourage communication between the Audit Committee, management, the internal auditors and our independent public accountants, KPMG. Topics discussed during the meetings included the appointment of KPMG as independent public accountants, 2007 auditing fee standards, internal auditing plan, Sarbanes-Oxley Act implementation plan, and quarterly earnings release review. Management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles. The Audit Committee reviewed and discussed the audited consolidated financial statements for fiscal year 2007 with management and the independent registered public accountants.
     The Audit Committee discussed with the independent registered public accountants the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.
     The Audit Committee has received and reviewed the written disclosures and the letter from the independent registered public accountants, KPMG, as required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. Additionally, the Audit Committee has discussed with KPMG the issue of its independence from China GrenTech Corporation Limited and considered whether the non-audit services provided by the independent registered public accountants are compatible with maintaining its independence.
     Based on its discussion with management and the independent registered public accountants, and its review of the audited consolidated financial statements, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
     Submitted by the Audit Committee of the Company’s Board of Directors:
Kin Kwong Mak
Guiming Shi
Xiaohu You

*     *     *
     The foregoing Audit Committee Report shall not be deemed “filed” under the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be deemed to be incorporated by reference in any previous or future documents filed by the Company with the Securities and Exchange Commission under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates the Audit Committee Report by reference in any such document.

SHAREHOLDER COMMUNICATIONS WITH
THE BOARD OF DIRECTORS
     The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:
1.	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to China GrenTech Corporation Limited, 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China, Attention: Chief Financial Officer.

2.	Our Chief Financial Officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board has identified as correspondence which may be retained in our files and not sent to directors.

Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.

3.	The log of shareholder correspondence will be available to members of our board for inspection. At least once each year, the Chief Financial Officer will provide to our board a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board.

ACCESS TO CORPORATE GOVERNANCE POLICIES
     We adopted a Code of Ethics which is available on our company’s website http://www.grentech.com.cn under the heading “Investor.” To the extent required by law, any amendments to, or waivers from, any provision of the Code of Ethics will be promptly disclosed to the public.
     Copies of our company’s committee charters and Code of Ethics will be provided to any shareholder upon written request to China GrenTech Corporation Limited, 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China.
ANNUAL REPORT TO SHAREHOLDERS
     Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, we post our annual reports on our website. Our annual report on Form 20-F for the year ended December 31, 2007 and the Amendment No. 1 thereto have been filed with the U.S. Securities and Exchange Commission. You may obtain copies of our annual report on Form 20-F for the year ended December 31, 2007 and the Amendment No. 1 thereto by visiting our website http://www.grentech.com.cn under the heading “Investor.” If you want to receive hard copies of such documents, we will mail them to you free of charge. Please send your request by email to Grentech@taylor-rafferty.com.

OTHER MATTERS
     We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.
By Order of the Board of Directors,
/s/ Yingjie Gao
Yingjie Gao
Chairman of the Board of Directors and
Chief Executive Officer
Dated: November 4, 2008